Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 JUN 12 AM 11:25

BAA

04 January 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

02034617

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

pp **Marcela Zeman**
Head of Investor Relations

dlw 6/12

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 4 January 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

4 January 2002

MIKE TOMS JOINS BAA BOARD AS GROUP PLANNING AND REGULATORY AFFAIRS DIRECTOR

BAA plc, the international airport group, today announced the appointment of Mike Toms to the Board of BAA plc as group planning and regulatory affairs director with effect from 1 February 2002. His responsibilities will include planning, environmental issues, regulation, airport charges, aviation policy and strategy development.

Mike Toms, aged 48, joined BAA as a planner in 1979 and has held a number of senior positions within the company, including director, corporate strategy. He was previously head of airport economics for BAA and was seconded to the Airports Council International as chief economist. He successfully led BAA's team for the last regulatory review in 1996.

Mike Toms holds a first class honours degree from the University of Durham and MA in town planning from the University of Nottingham. He is a Member of the Royal Town Planning Institute (MRTPI) and a Member of the Royal Institution of Chartered Surveyors (MRICS). He is the author of numerous articles on airport planning, economics and privatisation.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0) 20 7932 6692

News Release

4 January 2002

BAA FILES DETAILED SUBMISSION TO CAA ON REGULATORY REVIEW

BAA plc, the international airport group, today submitted to the Civil Aviation Authority its detailed response to the Authority's initial proposals for the 2003-2008 regulatory regime, which were announced on 2 November 2001. At the end of the current consultation period next month the CAA will refer BAA's London Airports to the Competition Commission. The review is expected to conclude towards the end of 2002.

In its submission, BAA welcomed many of the regulator's initial conclusions, in particular:

- The recognition that the encouragement of investment in capacity is the biggest challenge for regulation.

- The acceptance that airport charges at Heathrow must rise, both to help to allocate existing capacity, and to incentivise investment.

- The principle of a move to a dual till over time subject to the inclusion of surface access projects.

- The acknowledgement, after exhaustive review, that BAA's capital projects process is thorough, efficient and effective.

- The adoption of BAA's proposal for a broadly based service quality factor in the price formula.

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

However, BAA also described the CAA's initial proposals as "extremely complex" and urged the CAA to consider adopting changes in order to allow for:

- A flexible approach to developing BAA's London airports as the market and government policy evolves.
- An earlier price rise at Heathrow to allow for the cost of Terminal 5 and other infrastructure projects.
- Sufficient headroom to allow BAA to proceed with investment with confidence.
- Consistency in regulatory policy to mitigate regulatory risk.
- A legally robust regulatory framework consistent with the government's international obligations.

BAA's submission will be published in full by the CAA's Economic Regulation Group on its website (www.caaerg.co.uk) today.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Steven Olivant/Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Marcela Zeman, BAA plc**
Tel: +44 (0) 20 7932 6692